Exhibit 21
Subsidiaries of FutureFuel Corp.

FutureFuel Chemical Company, a Delaware corporation

FFC Grain, L.L.C., an Arkansas limited liability company

FutureFuel Warehouse Company, LLC, an Arkansas limited liability company

Legacy Regional Transport, L.L.C., an Arkansas limited liability company